United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of July 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER&CO, INC Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE TO THE MARKET NOTICE OF RELEVANT EQUITY PURCHASE INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that it was informed by FIL Limited, enrolled with the CNPJ/ME under the No. 13.329.103/0001-41 (“Fidelity Investments”), with head office at 42 Crow Lane, Hamilton, Bermudas, that the funds and non-resident investors under their management (“Investors”) now hold in custody 16,538,186 Class A Common Shares (INTR), representing approximately 5.14% of the total amount of Class A Common Shares issued by Inter&Co. According to Fidelity Investments, the equity mentioned above is held strictly for investment purposes and is not aimed at changing the control or management structure of the Company. Belo Horizonte, July 17, 2024 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

245 Summer Street Boston, MA 02210 Phone: 617-563-7000 INTER & CO, INC. AV. BARBACENA, 1219, 22ND FLOOR, BELO HORIZONTE, Brazil, 30 190-131 At: Rafaela de Oliveira Vitória Investor Relations Officer ir@inter.co Belo Horizonte, July 17, 2024 Re : Disclosure of Change in Material Equity Interest Dear Ms. Vitória: 1. We, the undersigned FIL Limited (“FIL”), hereby notify you that certain funds and accounts managed by our investment adviser subsidiaries have acquired, in the name of such accounts and funds, a total of 16,538,186 Class A common shares issued by INTER & CO, INC. (“Company”), representing 5.14% of the Class A common shares issued by the Company. 2. Thus, for compliance with Article 12 of Resolution No. 44 issued by the Brazilian Securities Commission (“CVM”) on August 23, 2021, as amended, FIL hereby provides the following information: i. The registered office of FIL is located at 42 Crow Lane, Hamilton, Bermuda; ii. FIL’s objective for the participation in the Company is as a passive investment. We do not have the objective of changing the controlling group or the administrative structure of the Company; iii. As indicated in item 1 above, we hold an interest, on behalf of certain funds and accounts for which our investment adviser subsidiaries act as investment manager, of 16,538,186 Class A common shares, representing 5.14% of the Class A common shares issued by the Company; iv. Such funds or accounts do not hold any (a) securities or other right convertible into shares issued by the Company, or (b) any derivatives related thereto (either financially or physically settled); and v. FIL has not entered into any agreements or undertakings governing the exercise of voting rights or the purchase and sale of securities issued by the Company, other than agreements usually executed for INTER & CO, INC. AV. BARBACENA, 1219, 22ND FLOOR, BELO HORIZONTE, Brazil, 30 190-131 At: Rafaela de Oliveira Vitória Diretor de Relações com Investidores ir@inter.co Belo Horizonte, 17 de julho, 2024 Re : Notificação de Mudança de Participação Acionária Relevante Prezado(a) Sra.Vitória: 1. Nós, da FIL Limited (“FIL”), vimos notificar V.Sas. que determinados fundos e contas administrados por controladas de nosso consultor de investimentos (investment adviser) adquiriram, em nome de tais fundos e contas, o total de 16.538.186 ações ordinárias Classe A emitidas pela INTER & CO, INC. (“Companhia”), representando 5,14% das ações ordinárias Classe A emitidas pela Companhia. 2. Assim, em conformidade com o Artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, de 23 de agosto de 2021, conforme alterada, a FIL apresenta as seguintes informações: i. A sede da FIL está localizada na 42 Crow Lane, na cidade de Hamilton, Bermudas; ii. O objetivo da FIL com a participação na Companhia é o de um investimento passivo. Não temos o objetivo de alterar o controle acionário da Companhia ou sua estrutura administrativa; iii. Conforme indicado no item 1 acima, nós temos participação, em nome de determinados fundos e contas para os quais as controladas de nosso consultor de investimentos (investment adviser) atuam como administradores de investimentos (investment manager), de 16.538.186 ações ordinárias Classe A, representando 5,14% das ações ordinárias Classe A emitidas pela Companhia; iv. Tais fundos ou contas não são titulares de (a) qualquer valor mobiliário ou direito conversível em ações emitidas pela Companhia, ou (b) quaisquer derivativos relacionados com tais ações (liquidados tanto financeira quanto fisicamente); e v. A FIL não celebrou nenhum contrato ou compromisso para reger o exercício dos direitos de voto ou a compra e venda de valores mobiliários de emissão da Companhia, além de contratos geralmente

245 Summer Street
Boston, MA 02210
Phone: 617-563-7000

purposes of asset management, pursuant to which certain of the clients of our investment adviser subsidiaries may exercise voting rights in respect of their investment portfolio.	celebrados para fins de gestão de ativos, por meio dos quais determinados clientes das controladas de nosso consultor de investimentos (*investment adviser*) podem exercer direito de voto com relação a suas carteiras de investimento.
3. The legal representatives of such funds and accounts are Citibank Distribuidora de Títulos e Valores Mobiliários S.A., which is enrolled with the CNPJ/ME under No. 33.868.597/0001-40 and/or HSBC Bank Brasil S.A. – Banco Múltiplo, which is enrolled with the CNPJ/ME under No. 01.701.201/0001-89 and/or Itaú Unibanco, which is enrolled with the CNPJ/ME under No. 60.701.190/0001-04	**3.** Os representantes legais de tais fundos e contas são Citibank Distribuidora de Títulos e Valores Mobiliários S.A., que está inscrito no CNPJ/ME, no Brasil, sob o nº 33.868.597/0001-40 e/ou HSBC Bank Brasil S.A. – Banco Múltiplo, que está inscrito no CNPJ/ME sob o nº 01.701.201/0001-89 e/ou Itaú Unibanco que está inscrito no CNPJ/ME sob o nº 60.701.190/0001-04.
4. Should any further clarification or commentary be required concerning the matter, please contact Caitlin Munroe by telephone: +01 617 563-7659, or by e-mail: Caitlin.Munroe@fmr.com.	**4.** Para quaisquer esclarecimentos ou comentários adicionais relativos ao assunto aqui tratado, favor entrar em contato com Caitlin Munroe, no telefone: +01 617 563-7659 ou pelo e-mail: Caitlin.Munroe@fmr.com.
Yours sincerely, Caitlin Munroe **FIL Limited** Caitlin Munroe	Atenciosamente, Caitlin Munroe **FIL Limited** Caitlin Munroe
Duly authorized under Power of Attorney effective as of April 18, 2024, by and on behalf of **FIL Limited** and its direct and indirect subsidiaries.	Devidamente autorizado pela procuração outorgada em 18 de abril de 2024, por e em nome da **FIL Limited** e suas controladas diretas ou indiretas.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: July 17, 2024